UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about offshore wind protocol at IBAMA

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Rio de Janeiro, September 15, 2023 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed to the market on 09/13/2023, informs that the request to start the environmental licensing process for ten areas in the Brazilian sea for the development of offshore wind energy projects aims to assess the technical-economic and environmental viability of areas with strong potential for future project development, as well as the cooperation signed with Equinor for the evaluation of another seven areas, as communicated on 03/06/2023.

This type of request to Ibama does not mean an investment decision, nor does it guarantee the right to the areas, which should only happen after a process to be conducted in accordance with the regulations under discussion in the National Congress.

Once the areas have been granted, the development of projects will be assessed and submitted to the company's competent bodies, with all the necessary requirements for demonstrating technical and economic viability. Specifically for renewable generation projects, such as offshore wind farms, obtaining energy contracts, on the free market or via energy auctions, will be one of the factors needed to define the viability of the projects.

The company will intensify its measurements of wind potential, using devices installed on its fixed platforms and the Bravo (Remote Buoy of Offshore Wind Assessment) technology, which has been developed in partnership with the SENAI Institute for Innovation in Renewable Energies (ISI-ER). In addition to measuring the offshore wind resource, Petrobras will gather the main environmental information from studies already carried out in the Brazilian marine environment.

The use of these synergies aims to identify and define the best areas for exploiting offshore wind resources in Brazil, giving Petrobras a competitive advantage once the sector's regulatory framework has been established.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer